UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q1 2010 Results. Dated May 4, 2010	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 04, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q1 2010 Results

Company begins implementing first phase of new strategic plan

Tel Aviv, May 4, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G WiMAX™ and wireless broadband solutions, today announced financial results for the first quarter of 2010.

Q1 Highlights:
•           Shipments of $47.9 million, a 5.9% sequential decline
•           Revenues of $51.9 million, a 13.8% sequential decline
•           GAAP net loss of ($0.08) per share; non-GAAP net loss of ($0.06) per share.

“Q1 results were within the range of our guidance and, as expected, reflect continued delays in several business catalysts,” said Eran Gorev, President and CEO of Alvarion. “Meanwhile, we continued the expansion of our business with several existing customers and made important progress toward securing several major projects in Asia Pacific, EMEA and North America.  The timing of actual orders is difficult to anticipate, but we hope to see some impact from these developments in 2010.  We are using the delay in the business catalysts to strengthen our capabilities in order to capture a larger share of the projects once the vendor selection processes move forward.”

In the first quarter of 2010, total revenues were $51.9 million, a decrease of 13.8% from $60.2 million in the fourth quarter of 2009, and a decrease of 23.5% from $67.9 million in the first quarter of 2009.

GAAP net loss in the first quarter of 2010 was ($4.9) million, or ($0.08) per share, compared to a net loss of ($1.3) million, or ($0.02) per share in Q4 2009. GAAP net loss in the first quarter of 2009 was ($0.8) million, or ($0.01) per share.

Excluding the amortization of intangibles, stock based compensation, restructuring and other charges, net, on a non-GAAP basis, the company reported net loss of ($3.7) million in the first quarter of 2010, or ($0.06) per diluted share, compared with non-GAAP net income of $0.7 million, or $0.01 per diluted share in the fourth quarter of 2009, and non-GAAP net income of $0.7 million, or $0.01 per diluted share in the first quarter of 2009.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the first quarter of 2010 and the comparative periods.

Cash used in operations was ($9.1) million. As of March 31, 2010, cash, cash equivalents and investments totaled $103 million.

Strategic Initiatives

The company sees significant opportunities in the WiMAX carrier market as well as in the Enterprise space, and has recently completed an in-depth business review that is the basis for a set of near-term initiatives, including:
•	Continuing the transformation of the company toward becoming a full-fledged solution provider; in this context, adding professional services capabilities to capture a larger share of each project
•	Building key account teams to focus on larger end-to-end projects
•	Expanding local presence in key regions, including local manufacturing

In order to be able to adequately invest in these key initiatives, in long term strategic growth areas, and to improve our operating structure, the company has taken immediate action to reduce expenses by more than $30 million on an annual basis, with the intention of selectively reallocating some of the resources over the next several quarters. Most of the savings will come from an immediate headcount reduction of about 20%, which will be completed during Q2, resulting in a restructuring charge during the quarter.

Comments from Management

“After a thorough business review, we are moving decisively to implement a two-stage plan, continued Mr. Gorev. “First, we are transforming the organization, including our cost structure, into one that will best serve our near-term strategic business objectives. These changes will allow us to more effectively focus on the right opportunities, deliver end-to-end network solutions including professional services, and, in turn, capture a larger proportion of the total project dollars than we have in the past.

“The second stage of our plan will focus on positioning Alvarion for profitable growth in the increasingly complex multi-technology environment that will evolve over the next couple of years. We intend to complete the process and begin to implement the next phase of our plan during the second half of the year.”

Q2 2010 Guidance

The company indicated that there may be another sequential decline in revenues in Q2, and it has decided not to give detailed guidance, primarily because the timing of revenue from several large projects cannot be predicted with accuracy.  Management continues to expect gradual improvement to begin during the second half of the year.

Alvarion management will host a conference call today, May 4, at 9:00 a.m. Eastern time to discuss the results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1074; International: +1(612) 234-9960.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EDT on May 4th, 2010 through 11:59 a.m. EDT on June 4th, 2010.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 150901.

Alvarion has scheduled dates for the earnings announcements during 2010 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2010	2009	2009	2009

Sales	$51,938	$67,874	$60,241	$245,239

Cost of sales	29,634	37,238	32,202	132,454
Gross profit	22,304	30,636	28,039	112,785

Operating expenses:
Research and development, net	11,464	14,640	10,790	50,790
Selling and marketing	11,849	13,371	12,857	52,022
General and administrative	4,044	4,023	3,584	15,087
Amortization of intangible assets	33	33	33	132
Restructuring and other charges (*)	-	-	2,119	2,787

Total Operating expenses	27,390	32,067	29,383	120,818

Operating loss	(5,086)	(1,431)	(1,344)	(8,033)

Other loss	-	-	(74)	(823)

Financial income, net	350	579	117	1,668

Net loss before Tax	(4,736)	(852)	(1,301)	(7,188)

Income Tax	181	-	-	-

Net loss	(4,917)	(852)	(1,301)	(7,188)

Basic net loss per share:	$(0.08)	$(0.01)	$(0.02)	$(0.12)

Weighted average number of shares used in computing basic net loss per share	62,152	61,948	62,095	62,023

Diluted net loss per share:
	$(0.08)	$(0.01)	$(0.02)	$(0.12)

Weighted average number of shares used in computing diluted net loss per share	62,152	61,948	62,095	62,023

(*) Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three				Three
	Months Ended				Months Ended
	March 31,				December 31,
	2010				2009
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$51,938	$-		$51,938	$60,241

Cost of sales	29,634	(79	)(a)	29,555	32,234

Gross profit	22,304	79		22,383	28,007

Operating expenses:
Research and development, net	11,464	(360	)(a)	11,104	10,780
Selling and marketing	11,849	(379	)(a)	11,470	12,966
General and administrative	4,044	(330	)(a)	3,714	3,654
Amortization of intangible assets	33	(33	)(b)	-	-

Total Operating expenses	27,390	(1,102)		26,288	27,400

Operating profit (loss)	(5,086)	1,181		(3,905)	607

Financial income, net	350	-		350	117

Net income (loss) before Tax	(4,736)	1,181		(3,555)	724

Income Tax	181	-		181	-

Net income (loss)	(4,917)	1,181		(3,736)	724

Basic net earnings (loss) per share	$(0.08)			$(0.06)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,152			62,152	62,095

Diluted net earnings (loss) per share	$(0.08)			$(0.06)	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,152			62,152	64,515

(a)  The effect of stock-based compensation.

(b)  The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2010	2009	2009	2009

Net loss according to US GAAP	$(4,917)	$(852)	$(1,301)	$(7,188)

Amortization of acquired intangibles	33	33	33	132

Stock based compensation expenses related to ASC 718	1,148	1,573	(201)	4,246

Restructuring and other charges (*)	-	-	2,119	2,787

Other loss	-	-	74	823

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(3,736)	$754	$724	$800

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.06)	$0.01	$0.01	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,152	61,948	62,095	62,023

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.06)	$0.01	$0.01	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,152	62,468	64,515	64,184

(*)  Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2010	2009
ASSETS
Cash, cash equivalents, short-term and long-term investments	$103,067	$118,474
Trade receivables	61,618	65,490
Other accounts receivable	9,564	7,241
Inventories	35,242	35,982

LONG TERM INVESTMENT	5,042	-

PROPERTY AND EQUIPMENT, NET	16,291	16,610

GOODWILL AND OTHER INTANGIBLE ASSETS	57,207	57,240

TOTAL ASSETS	$288,031	$301,037

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$37,393	$35,581
Other accounts payable and accrued expenses	31,523	42,203

Total current liabilities	68,916	77,784

LONG TERM LIABILITIES
Long term employees liabilities	4,175	4,354
Long term liabilities others	2,262	2,255

Total long term liabilities	6,437	6,609

TOTAL LIABILITIES	75,353	84,393

SHAREHOLDERS' EQUITY	212,678	216,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$288,031	$301,037

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
March 31, 2010

Cash flows from operating activities:
Net loss	$(4,917)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,640
Capital loss	20
Stock based compensation expenses ASC 718	1,148
Accrued interest from long term investment	(42)
Amortization of intangibles assets	33
Decrease in trade receivables	3,872
Increase in other accounts receivable and prepaid expenses	(2,553)
Decrease in inventories	740
Increase in trade payables	1,812
Decrease in other accounts payables and accrued expenses	(10,680)
Decrease in long term employees liabilities	(179)
Increase in long term liabilities	7
Net cash used in operating activities	(9,099)

Cash flows from investing activities:
Purchase of fixed assets	(1,341)
long term investment	(5,000)
Net cash used in investing activities	(6,341)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	33
Net cash provided by financing activities	33

Decrease in cash, cash equivalents, short-term and long-term investments	(15,407)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	118,474

Cash, cash equivalents, short-term and long-term investments at the end of the period	$103,067